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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer signs Memorandum of Understanding with Portuguese Defense Industry

• The memorandum was signed in the presence of authorities from Brazil and Portugal

• The main goal is the development of the Technological and Industrial Base of Defense of Portugal

Alverca, Portugal, April 24th, 2023 – Embraer announced today, during the visit to Portugal by the President of the Republic of Brazil, Luiz Inácio Lula da Silva, the signing of a Memorandum of Understanding (MoU) with the country's aerospace companies at an event attended by Portugal´s Prime Minister, António Costa. The MoU was signed with the companies: Centro de Engenharia e Desenvolvimento de Produto (CEiiA), Empordef Tecnologias de Informação, S.A. (ETI), GMVIS Skysoft, S.A. (GMV) and OGMA S.A.

“I’m very pleased to celebrate a new phase in the relationship between Embraer and the Portuguese State, through the Defense Industry of Portugal, which is a reference for us in cooperation in aerospace and defense projects. The results of the C-390 Millennium strategic partnership have shown the potential that companies and governments of the two countries, working together, can achieve,” said Francisco Gomes Neto, President and CEO of Embraer.

The main goal of the MoU is the development of the Technological and Industrial Defense Base of Portugal, reinforcing its capacity to develop engineering, research, and development activities. Thus, Embraer reinforces its long-term strategic commitment with Portugal in the development of its aerospace and defense ecosystem.

A key aspect covered by the MoU is the potential strategic relationship for the development and systems integration for the recently launched A-29N version of the Super Tucano, which is intended to meet the needs of the member countries of the North Atlantic Treaty Organization (NATO). This includes research, technological development, and innovation, with the aim to expand and increase long-term commercial relations between companies during the development, production, and support phases of the operation of the A-29N aircraft.

“Today, with the signing of this memorandum, we take another important step in the continuous development of technologies related to the A-29 Super Tucano. The interest of NATO countries in this aircraft led Embraer to announced, recently, the launch of a new version, the A-29N, which, we are sure, will achieve a great success in the international market,” said Bosco da Costa Junior, President and CEO, Embraer Defense & Security.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations